UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )*

CLARUS CORPORATION

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

182707109

(CUSIP Number)

ANDREW E. GOLD

10835 LOCKLAND ROAD

POTOMAC, MD 20854

(301) 765-9117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

DECHERT LLP

1775 I STREET, NW

WASHINGTON, DC 20006-2401

(202) 261-3300

ATTENTION: PAUL HUEY-BURNS, ESQUIRE

November 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 182707109	Page 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANDREW E. GOLD ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 134,700 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 134,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .81%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 182707109	Page 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RONIT GOLD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 134,700 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 134,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .81%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the acquisition by Andrew E. Gold and Ronit Gold, both individual citizens of the United States, of shares of Common Stock, par value $.0001 per share (the “Common Stock”), of Clarus Corporation, a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at One Pickwick Plaza, Greenwich, CT 06830.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed jointly by Andrew E. Gold and Ronit Gold, a married couple (collectively, the “Golds”).

(b) - (c) Residential address for the Golds:

10835 Lockland Road

Potomac, MD 20854

Mrs. Gold’s principal occupation is as a pre-school teacher. Mr. Gold’s principal occupation is as a self-employed investor.

(d) - (e) During the last five years, neither of the Golds have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws on finding any violation of such laws.

(f) Both Mr. and Mrs. Gold are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 5, 2003, the Golds acquired 11, 310 shares of Common Stock on the open market at a price of $7.61 per share for a total purchase price of $86,069.10. As of November 5, 2003, the Golds had acquired a total of 826,169 shares of Common Stock on the open market.

On March 8, 2004, the Golds acquired 9,824 shares of Common Stock on the open market. As of March 8, 2004, Mr. Gold had acquired a total of 1,408,531 shares of Common Stock on the open market.

As of November 11, 2004, the Golds had acquired a total of 134,700 shares of Common Stock on the open market.

The Golds purchased all of these shares through personal joint trading accounts. The Golds periodically effect purchases of shares through margin accounts maintained for the Golds with Electronic Trading Group, LLC which may extend credit to the Golds as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account. The funds used to make these purchases were not otherwise borrowed or obtained.

ITEM 4. PURPOSE OF TRANSACTION.

The transactions were solely for investment purposes. The Golds intend to review, from time to time, their investment in the Company on the basis of various factors, including but not limited to the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, the Golds may decide to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that they own.

Except as set forth above, the Golds have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

On November 5, 2003, the Golds purchased 11,310 shares of the Company’s Common Stock, which made them the beneficial owners of 826,169 shares of Common Stock which accounted for, at that time, 5.010% of the Company’s outstanding shares of Common Stock. Between November 5, 2003 and October 22, 2004, Mr. Gold has consistently beneficially owned more than five percent of the Common Stock of the Company and at one point, as of March 8, 2004, held as much as 8.494% of the Company’s Common Stock shares.

(a) The Golds beneficially own 134,700 shares of Common Stock, which represent approximately .81% of the outstanding shares of Common Stock based on the number of shares outstanding as of November 11, 2004.

(b) The Golds currently share the power to vote or direct the vote, or to dispose or direct the disposition, of the shares of Common Stock they beneficially own.

(c) The following is a listing of the transactions the Golds have effected relating to the Common Stock between the dates of September 1, 2004 and November 11, 2004:

On September 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $10.11 per share.

On September 1, 2004, the Golds sold 4,654 shares of Common Stock of the Company for $10.11 per share.

On September 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $10.11 per share.

On September 1, 2004, the Golds sold 3,846 shares of Common Stock of the Company for $10.11 per share.

On September 1, 2004, the Golds sold 600 shares of Common Stock of the Company for $10.11 per share.

On September 1, 2004, the Golds sold 600 shares of Common Stock of the Company for $10.11 per share.

On September 1, 2004, the Golds sold 800 shares of Common Stock of the Company for $10.11 per share.

On September 1, 2004, the Golds sold 200 shares of Common Stock of the Company for $10.11 per share.

On September 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $10.11 per share.

On September 1, 2004, the Golds sold 1,854 shares of Common Stock of the Company for $10.11 per share.

On September 1, 2004, the Golds sold 900 shares of Common Stock of the Company for $10.11 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.59 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.59 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.59 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.47 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.47 per share.

On September 1, 2004, the Golds purchased 54 shares of Common Stock of the Company for $9.43 per share.

On September 1, 2004, the Golds purchased 146 shares of Common Stock of the Company for $9.43 per share.

On September 1, 2004, the Golds purchased 1 share of Common Stock of the Company for $9.17 per share.

On September 1, 2004, the Golds purchased 416 shares of Common Stock of the Company for $9.30 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.33 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.34 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.35 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.36 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.37 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.39 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.39 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.41 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.41 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.41 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.42 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.42 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.42 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.43 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.43 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.43 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.44 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.44 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.44 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.45 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.46 per share.

On September 1, 2004, the Golds sold 1,200 shares of Common Stock of the Company for $9.48 per share.

On September 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.57 per share.

On September 1, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $9.70 per share.

On September 1, 2004, the Golds sold 12,010 shares of Common Stock of the Company for $9.84 per share.

On September 1, 2004, the Golds sold 10,506 shares of Common Stock of the Company for $9.85 per share.

On September 1, 2004, the Golds sold 13,700 shares of Common Stock of the Company for $9.87 per share.

On September 1, 2004, the Golds sold 5,500 shares of Common Stock of the Company for $9.90 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.22 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.22 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.27 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.27 per share.

On September 2, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.05 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.11 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.13 per share.

On September 2, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.15 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.16 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.23 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.24 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.24 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.24 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.25 per share.

On September 2, 2004, the Golds sold 200 shares of Common Stock of the Company for $9.25 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.26 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.27 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.27 per share.

On September 2, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.27 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.28 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.29 per share.

On September 2, 2004, the Golds sold 1,500 shares of Common Stock of the Company for $9.29 per share.

On September 2, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.43 per share.

On September 3, 2004, the Golds purchased 300 shares of Common Stock of the Company for $9.04 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.08 per share.

On September 3, 2004, the Golds purchased 38 shares of Common Stock of the Company for $8.96 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.96 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.07 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.07 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.05 per share.

On September 3, 2004, the Golds purchased 38 shares of Common Stock of the Company for $9.05 per share.

On September 3, 2004, the Golds purchased 107 shares of Common Stock of the Company for $9.02 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.96 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.01 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.01 per share.

On September 3, 2004, the Golds purchased 36 shares of Common Stock of the Company for $9.01 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 3, 2004, the Golds sold 700 shares of Common Stock of the Company for $9.02 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 3, 2004, the Golds sold 2,200 shares of Common Stock of the Company for $9.03 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.04 per share.

On September 3, 2004, the Golds sold 400 shares of Common Stock of the Company for $9.05 per share.

On September 3, 2004, the Golds purchased 300 shares of Common Stock of the Company for $9.05 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.05 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.05 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.07 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.07 per share.

On September 3, 2004, the Golds sold 1,700 shares of Common Stock of the Company for $9.07 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.07 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.07 per share.

On September 3, 2004, the Golds sold 1,500 shares of Common Stock of the Company for $9.07 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.08 per share.

On September 3, 2004, the Golds purchased 62 shares of Common Stock of the Company for $9.08 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.08 per share.

On September 3, 2004, the Golds purchased 38 shares of Common Stock of the Company for $9.09 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.09 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.11 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.13 per share.

On September 3, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.26 per share.

On September 3, 2004, the Golds sold 300 shares of Common Stock of the Company for $9.32 per share.

On September 3, 2004, the Golds sold 200 shares of Common Stock of the Company for $9.34 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.96 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.05 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 1,800 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 200 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 1,700 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 200 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds sold 1,700 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 7, 2004, the Golds purchased 28 shares of Common Stock of the Company for $9.06 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 1,200 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 400 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 38 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 38 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 38 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 38 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 300 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 38 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 38 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 38 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds purchased 88 shares of Common Stock of the Company for $8.91 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.97 per share.

On September 7, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds sold 1,500 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 7, 2004, the Golds sold 1,600 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 1,452 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 3,314 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 800 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 500 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 400 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 500 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 200 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds purchased 19 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 7, 2004, the Golds sold 500 shares of Common Stock of the Company for $9.01 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.01 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.01 per share.

On September 7, 2004, the Golds sold 2,200 shares of Common Stock of the Company for $9.01 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 7, 2004, the Golds sold 2,400 shares of Common Stock of the Company for $9.03 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 7, 2004, the Golds sold 13,111 shares of Common Stock of the Company for $9.03 per share.

On September 7, 2004, the Golds sold 241 shares of Common Stock of the Company for $9.03 per share.

On September 7, 2004, the Golds sold 3,400 shares of Common Stock of the Company for $9.03 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.04 per share.

On September 7, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.04 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.04 per share.

On September 7, 2004, the Golds sold 500 shares of Common Stock of the Company for $9.05 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.05 per share.

On September 7, 2004, the Golds sold 2,100 shares of Common Stock of the Company for $9.05 per share.

On September 7, 2004, the Golds sold 10,000 shares of Common Stock of the Company for $9.05 per share.

On September 7, 2004, the Golds sold 3,476 shares of Common Stock of the Company for $9.05 per share.

On September 7, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.05 per share.

On September 7, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 8, 2004, the Golds purchased 185 shares of Common Stock of the Company for $9.00 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 8, 2004, the Golds purchased 15 shares of Common Stock of the Company for $9.00 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.77 per share.

On September 8, 2004, the Golds purchased 32 shares of Common Stock of the Company for $8.77 per share.

On September 8, 2004, the Golds purchased 500 shares of Common Stock of the Company for $8.79 per share.

On September 8, 2004, the Golds purchased 400 shares of Common Stock of the Company for $8.79 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.79 per share.

On September 8, 2004, the Golds purchased 900 shares of Common Stock of the Company for $8.80 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.80 per share.

On September 8, 2004, the Golds sold 100 shares of Common Stock of the Company for $8.60 per share.

On September 8, 2004, the Golds sold 500 shares of Common Stock of the Company for $8.60 per share.

On September 8, 2004, the Golds sold 100 shares of Common Stock of the Company for $8.60 per share.

On September 8, 2004, the Golds purchased 300 shares of Common Stock of the Company for $8.07 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.10 per share.

On September 8, 2004, the Golds sold 1,156 shares of Common Stock of the Company for $8.11 per share.

On September 8, 2004, the Golds purchased 300 shares of Common Stock of the Company for $8.36 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.46 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.47 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.48 per share.

On September 8, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $8.48 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.48 per share.

On September 8, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.49 per share.

On September 8, 2004, the Golds sold 3,800 shares of Common Stock of the Company for $8.50 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.50 per share.

On September 8, 2004, the Golds sold 3,800 shares of Common Stock of the Company for $8.50 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.50 per share.

On September 8, 2004, the Golds sold 3,400 shares of Common Stock of the Company for $8.50 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.50 per share.

On September 8, 2004, the Golds sold 600 shares of Common Stock of the Company for $8.50 per share.

On September 8, 2004, the Golds sold 600 shares of Common Stock of the Company for $8.55 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.56 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.57 per share.

On September 8, 2004, the Golds sold 100 shares of Common Stock of the Company for $8.73 per share.

On September 8, 2004, the Golds sold 200 shares of Common Stock of the Company for $8.75 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.79 per share.

On September 8, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.90 per share.

On September 8, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.98 per share.

On September 8, 2004, the Golds sold 100 shares of Common Stock of the Company for $8.99 per share.

On September 8, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.00 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.41 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.50 per share.

On September 9, 2004, the Golds purchased 24 shares of Common Stock of the Company for $8.50 per share.

On September 9, 2004, the Golds purchased 76 shares of Common Stock of the Company for $8.50 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.15 per share.

On September 9, 2004, the Golds sold 10,000 shares of Common Stock of the Company for $8.25 per share.

On September 9, 2004, the Golds sold 10,000 shares of Common Stock of the Company for $8.25 per share.

On September 9, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.26 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.27 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.27 per share.

On September 9, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $8.28 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.31 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.31 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.32 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.32 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.41 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.43 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.47 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.52 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.55 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.55 per share.

On September 9, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.65 per share.

On September 9, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.67 per share.

On September 9, 2004, the Golds sold 100 shares of Common Stock of the Company for $8.83 per share.

On September 9, 2004, the Golds sold 71,200 shares of Common Stock of the Company for $8.4 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.66 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.69 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.71 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.74 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.75 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.78 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.79 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.82 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.82 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.87 per share.

On September 10, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.90 per share.

On September 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 13, 2004, the Golds purchased 15 shares of Common Stock of the Company for $9.00 per share.

On September 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.04 per share.

On September 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.05 per share.

On September 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.05 per share.

On September 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 13, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.09 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.09 per share.

On September 14, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.30 per share.

On September 14, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.30 per share.

On September 14, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.30 per share.

On September 14, 2004, the Golds sold 700 shares of Common Stock of the Company for $9.30 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.95 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.96 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 14, 2004, the Golds sold 300 shares of Common Stock of the Company for $9.06 per share.

On September 14, 2004, the Golds sold 1,400 shares of Common Stock of the Company for $9.08 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.10 per share.

On September 14, 2004, the Golds sold 400 shares of Common Stock of the Company for $9.11 per share.

On September 14, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.21 per share.

On September 14, 2004, the Golds sold 300 shares of Common Stock of the Company for $9.24 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.25 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.26 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.28 per share.

On September 14, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.28 per share.

On September 14, 2004, the Golds sold 2,500 shares of Common Stock of the Company for $9.3 per share.

On September 14, 2004, the Golds sold 600 shares of Common Stock of the Company for $9.32 per share.

On September 14, 2004, the Golds sold 984 shares of Common Stock of the Company for $9.33 per share.

On September 14, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.34 per share.

On September 14, 2004, the Golds sold 207 shares of Common Stock of the Company for $9.36 per share.

On September 14, 2004, the Golds sold 200 shares of Common Stock of the Company for $9.38 per share.

On September 15, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.95 per share.

On September 15, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.98 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 15, 2004, the Golds purchased 500 shares of Common Stock of the Company for $8.99 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On September 15, 2004, the Golds purchased 42 shares of Common Stock of the Company for $8.86 per share.

On September 15, 2004, the Golds purchased 28 shares of Common Stock of the Company for $8.89 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.91 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.94 per share.

On September 15, 2004, the Golds purchased 28 shares of Common Stock of the Company for $8.97 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.97 per share.

On September 15, 2004, the Golds purchased 27 shares of Common Stock of the Company for $8.97 per share.

On September 15, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.97 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 15, 2004, the Golds sold 700 shares of Common Stock of the Company for $9.00 per share.

On September 15, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.00 per share.

On September 15, 2004, the Golds sold 700 shares of Common Stock of the Company for $9.00 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.01 per share.

On September 15, 2004, the Golds purchased 394 shares of Common Stock of the Company for $9.03 per share.

On September 15, 2004, the Golds sold 1,000 shares of Common Stock of the Company for $9.05 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.09 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.10 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.11 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.12 per share.

On September 15, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.12 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.12 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.12 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.13 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 15, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.17 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.21 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.23 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.23 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.24 per share.

On September 15, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.26 per share.

On September 15, 2004, the Golds sold 579 shares of Common Stock of the Company for $9.27 per share.

On September 15, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.29 per share.

On September 15, 2004, the Golds sold 860 shares of Common Stock of the Company for $9.31 per share.

On September 16, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.10 per share.

On September 16, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.11 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.30 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.30 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.30 per share.

On September 17, 2004, the Golds purchased 77 shares of Common Stock of the Company for $9.17 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 17, 2004, the Golds purchased 23 shares of Common Stock of the Company for $9.17 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.15 per share.

On September 17, 2004, the Golds purchased 40 shares of Common Stock of the Company for $9.15 per share.

On September 17, 2004, the Golds purchased 500 shares of Common Stock of the Company for $9.15 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.15 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.15 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.15 per share.

On September 17, 2004, the Golds purchased 60 shares of Common Stock of the Company for $9.15 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.12 per share.

On September 17, 2004, the Golds purchased 900 shares of Common Stock of the Company for $9.12 per share.

On September 17, 2004, the Golds purchased 67 shares of Common Stock of the Company for $9.23 per share.

On September 17, 2004, the Golds purchased 33 shares of Common Stock of the Company for $9.23 per share.

On September 17, 2004, the Golds purchased 8 shares of Common Stock of the Company for $9.11 per share.

On September 17, 2004, the Golds purchased 180 shares of Common Stock of the Company for $9.11 per share.

On September 17, 2004, the Golds purchased 399 shares of Common Stock of the Company for $9.13 per share.

On September 17, 2004, the Golds purchased 8 shares of Common Stock of the Company for $9.13 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.15 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.16 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.16 per share.

On September 17, 2004, the Golds sold 85 shares of Common Stock of the Company for $9.16 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 17, 2004, the Golds sold 800 shares of Common Stock of the Company for $9.17 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.18 per share.

On September 17, 2004, the Golds purchased 236 shares of Common Stock of the Company for $9.18 per share.

On September 17, 2004, the Golds purchased 240 shares of Common Stock of the Company for $9.18 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.19 per share.

On September 17, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.20 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

On September 17, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.20 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

On September 17, 2004, the Golds purchased 141 shares of Common Stock of the Company for $9.20 per share.

On September 17, 2004, the Golds purchased 8 shares of Common Stock of the Company for $9.20 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.21 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.25 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.28 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.30 per share.

On September 17, 2004, the Golds purchased 80 shares of Common Stock of the Company for $9.30 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.31 per share.

On September 17, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.32 per share.

On September 17, 2004, the Golds sold 152 shares of Common Stock of the Company for $9.33 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.35 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.36 per share.

On September 17, 2004, the Golds sold 300 shares of Common Stock of the Company for $9.36 per share.

On September 17, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.44 per share.

On September 20, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.99 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.12 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.12 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.12 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 20, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.08 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.08 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.08 per share.

On September 20, 2004, the Golds purchased 32 shares of Common Stock of the Company for $9.08 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.08 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.08 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.08 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.08 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.08 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 20, 2004, the Golds purchased 56 shares of Common Stock of the Company for $9.02 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 20, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.02 per share.

On September 20, 2004, the Golds purchased 44 shares of Common Stock of the Company for $9.02 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 20, 2004, the Golds purchased 34 shares of Common Stock of the Company for $9.05 per share.

On September 20, 2004, the Golds purchased 66 shares of Common Stock of the Company for $9.05 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 20, 2004, the Golds purchased 14 shares of Common Stock of the Company for $9.00 per share.

On September 20, 2004, the Golds purchased 186 shares of Common Stock of the Company for $9.00 per share.

On September 20, 2004, the Golds purchased 700 shares of Common Stock of the Company for $9.00 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.97 per share.

On September 20, 2004, the Golds purchased 500 shares of Common Stock of the Company for $8.97 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 500 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 400 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.89 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.90 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On September 20, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.93 per share.

On September 20, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $8.95 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.97 per share.

On September 20, 2004, the Golds purchased 800 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 21 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 62 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 138 shares of Common Stock of the Company for $8.98 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 20, 2004, the Golds purchased 162 shares of Common Stock of the Company for $8.99 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 20, 2004, the Golds purchased 38 shares of Common Stock of the Company for $9.00 per share.

On September 20, 2004, the Golds sold 97 shares of Common Stock of the Company for $9.01 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 20, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.03 per share.

On September 20, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.03 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.04 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.04 per share.

On September 20, 2004, the Golds purchased 58 shares of Common Stock of the Company for $9.05 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.05 per share.

On September 20, 2004, the Golds purchased 68 shares of Common Stock of the Company for $9.05 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 20, 2004, the Golds purchased 42 shares of Common Stock of the Company for $9.07 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.07 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.07 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.10 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.12 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.12 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.15 per share.

On September 20, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.15 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.15 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.15 per share.

On September 20, 2004, the Golds sold 5,129 shares of Common Stock of the Company for $9.15 per share.

On September 20, 2004, the Golds purchased 40 shares of Common Stock of the Company for $9.16 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.16 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.16 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.18 per share.

On September 20, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.18 per share.

On September 21, 2004, the Golds purchased 40 shares of Common Stock of the Company for $9.24 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.24 per share.

On September 21, 2004, the Golds purchased 82 shares of Common Stock of the Company for $9.25 per share.

On September 21, 2004, the Golds purchased 18 shares of Common Stock of the Company for $9.25 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.10 per share.

On September 21, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $9.18 per share.

On September 21, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $9.18 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

On September 21, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.20 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.21 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.21 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.22 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.23 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.23 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.23 per share.

On September 21, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.23 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.23 per share.

On September 21, 2004, the Golds purchased 60 shares of Common Stock of the Company for $9.23 per share.

On September 21, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.24 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.24 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.25 per share.

On September 21, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.25 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.25 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.27 per share.

On September 21, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.27 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.29 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.31 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.33 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.37 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.39 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.39 per share.

On September 21, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.44 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.12 per share.

On September 22, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.14 per share.

On September 22, 2004, the Golds purchased 38 shares of Common Stock of the Company for $9.10 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.10 per share.

On September 22, 2004, the Golds purchased 10 shares of Common Stock of the Company for $9.18 per share.

On September 22, 2004, the Golds purchased 190 shares of Common Stock of the Company for $9.18 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.14 per share.

On September 22, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $9.10 per share.

On September 22, 2004, the Golds purchased 308 shares of Common Stock of the Company for $9.10 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.12 per share.

On September 22, 2004, the Golds purchased 300 shares of Common Stock of the Company for $9.14 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.15 per share.

On September 22, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $9.15 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 22, 2004, the Golds purchased 95 shares of Common Stock of the Company for $9.17 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.18 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.18 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.18 per share.

On September 22, 2004, the Golds purchased 101 shares of Common Stock of the Company for $9.18 per share.

On September 22, 2004, the Golds purchased 7 shares of Common Stock of the Company for $9.18 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.19 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.19 per share.

On September 22, 2004, the Golds purchased 300 shares of Common Stock of the Company for $9.19 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.21 per share.

On September 22, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.24 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.17 per share.

On September 23, 2004, the Golds purchased 102 shares of Common Stock of the Company for $9.15 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.15 per share.

On September 23, 2004, the Golds purchased 400 shares of Common Stock of the Company for $9.05 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 23, 2004, the Golds purchased 98 shares of Common Stock of the Company for $9.13 per share.

On September 23, 2004, the Golds purchased 300 shares of Common Stock of the Company for $9.13 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.16 per share.

On September 23, 2004, the Golds purchased 300 shares of Common Stock of the Company for $9.17 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.19 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.19 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.19 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.20 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.24 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.25 per share.

On September 23, 2004, the Golds purchased 71 shares of Common Stock of the Company for $9.27 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.28 per share.

On September 23, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.31 per share.

On September 23, 2004, the Golds sold 100 shares of Common Stock of the Company for $9.32 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.33 per share.

On September 23, 2004, the Golds purchased 82 shares of Common Stock of the Company for $9.03 per share.

On September 23, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 24, 2004, the Golds purchased 18 shares of Common Stock of the Company for $9.03 per share.

On September 24, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 24, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 24, 2004, the Golds purchased 28 shares of Common Stock of the Company for $8.98 per share.

On September 24, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.03 per share.

On September 24, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.04 per share.

On September 24, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.05 per share.

On September 24, 2004, the Golds purchased 900 shares of Common Stock of the Company for $9.07 per share.

On September 24, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.18 per share.

On September 24, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.23 per share.

On September 24, 2004, the Golds purchased 300 shares of Common Stock of the Company for $9.29 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.06 per share.

On September 27, 2004, the Golds purchased 160 shares of Common Stock of the Company for $9.06 per share.

On September 27, 2004, the Golds purchased 40 shares of Common Stock of the Company for $9.06 per share.

On September 27, 2004, the Golds purchased 700 shares of Common Stock of the Company for $9.06 per share.

On September 27, 2004, the Golds purchased 700 shares of Common Stock of the Company for $9.02 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.94 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.94 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.94 per share.

On September 27, 2004, the Golds purchased 272 shares of Common Stock of the Company for $8.94 per share.

On September 27, 2004, the Golds purchased 16 shares of Common Stock of the Company for $8.94 per share.

On September 27, 2004, the Golds purchased 10 shares of Common Stock of the Company for $8.94 per share.

On September 27, 2004, the Golds purchased 500 shares of Common Stock of the Company for $8.94 per share.

On September 27, 2004, the Golds purchased 20 shares of Common Stock of the Company for $8.94 per share.

On September 27, 2004, the Golds purchased 10 shares of Common Stock of the Company for $8.94 per share.

On September 27, 2004, the Golds purchased 32 shares of Common Stock of the Company for $8.94 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.94 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.89 per share.

On September 27, 2004, the Golds purchased 38 shares of Common Stock of the Company for $8.89 per share.

On September 27, 2004, the Golds purchased 166 shares of Common Stock of the Company for $8.89 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.89 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.90 per share.

On September 27, 2004, the Golds purchased 400 shares of Common Stock of the Company for $8.90 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.90 per share.

On September 27, 2004, the Golds purchased 16 shares of Common Stock of the Company for $8.85 per share.

On September 27, 2004, the Golds purchased 6 shares of Common Stock of the Company for $8.85 per share.

On September 27, 2004, the Golds purchased 38 shares of Common Stock of the Company for $8.85 per share.

On September 27, 2004, the Golds purchased 38 shares of Common Stock of the Company for $8.85 per share.

On September 27, 2004, the Golds purchased 2 shares of Common Stock of the Company for $8.85 per share.

On September 27, 2004, the Golds purchased 64 shares of Common Stock of the Company for $8.84 per share.

On September 27, 2004, the Golds purchased 300 shares of Common Stock of the Company for $8.84 per share.

On September 27, 2004, the Golds purchased 33 shares of Common Stock of the Company for $8.84 per share.

On September 27, 2004, the Golds purchased 136 shares of Common Stock of the Company for $8.84 per share.

On September 27, 2004, the Golds purchased 38 shares of Common Stock of the Company for $8.84 per share.

On September 27, 2004, the Golds purchased 400 shares of Common Stock of the Company for $8.84 per share.

On September 27, 2004, the Golds purchased 15 shares of Common Stock of the Company for $8.82 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.84 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.85 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.86 per share.

On September 27, 2004, the Golds purchased 638 shares of Common Stock of the Company for $8.87 per share.

On September 27, 2004, the Golds purchased 277 shares of Common Stock of the Company for $8.92 per share.

On September 27, 2004, the Golds purchased 40 shares of Common Stock of the Company for $8.93 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.95 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.96 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.97 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 27, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $9.00 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.01 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.01 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.07 per share.

On September 27, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $9.07 per share.

On September 27, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.07 per share.

On September 27, 2004, the Golds purchased 158 shares of Common Stock of the Company for $9.07 per share.

On September 27, 2004, the Golds purchased 200 shares of Common Stock of the Company for $9.18 per share.

On September 28, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.93 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.93 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.87 per share.

On September 28, 2004, the Golds purchased 20 shares of Common Stock of the Company for $8.87 per share.

On September 28, 2004, the Golds purchased 500 shares of Common Stock of the Company for $8.75 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.79 per share.

On September 28, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $8.82 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.84 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.84 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.84 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.85 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.85 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.87 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.88 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.89 per share.

On September 28, 2004, the Golds purchased 300 shares of Common Stock of the Company for $8.89 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.89 per share.

On September 28, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.90 per share.

On September 28, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.91 per share.

On September 28, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.92 per share.

On September 28, 2004, the Golds purchased 400 shares of Common Stock of the Company for $8.93 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.94 per share.

On September 28, 2004, the Golds purchased 289 shares of Common Stock of the Company for $8.94 per share.

On September 28, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.95 per share.

On September 28, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.96 per share.

On September 28, 2004, the Golds purchased 600 shares of Common Stock of the Company for $8.96 per share.

On September 28, 2004, the Golds purchased 180 shares of Common Stock of the Company for $8.97 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.00 per share.

On September 29, 2004, the Golds purchased 300 shares of Common Stock of the Company for $8.99 per share.

On September 29, 2004, the Golds purchased 700 shares of Common Stock of the Company for $8.99 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.88 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.88 per share.

On September 29, 2004, the Golds purchased 430 shares of Common Stock of the Company for $8.75 per share.

On September 29, 2004, the Golds purchased 900 shares of Common Stock of the Company for $8.79 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.81 per share.

On September 29, 2004, the Golds purchased 307 shares of Common Stock of the Company for $8.84 per share.

On September 29, 2004, the Golds sold 800 shares of Common Stock of the Company for $8.86 per share.

On September 29, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.87 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.90 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.95 per share.

On September 29, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $8.97 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.97 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.98 per share.

On September 29, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $8.98 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.99 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.01 per share.

On September 29, 2004, the Golds sold 352 shares of Common Stock of the Company for $9.02 per share.

On September 29, 2004, the Golds purchased 100 shares of Common Stock of the Company for $9.02 per share.

On September 30, 2004, the Golds purchased 246 shares of Common Stock of the Company for $8.73 per share.

On September 30, 2004, the Golds purchased 17 shares of Common Stock of the Company for $8.73 per share.

On September 30, 2004, the Golds purchased 300 shares of Common Stock of the Company for $8.73 per share.

On September 30, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.73 per share.

On September 30, 2004, the Golds purchased 200 shares of Common Stock of the Company for $8.73 per share.

On September 30, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.73 per share.

On September 30, 2004, the Golds purchased 37 shares of Common Stock of the Company for $8.73 per share.

On September 30, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.70 per share.

On September 30, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.70 per share.

On September 30, 2004, the Golds purchased 162 shares of Common Stock of the Company for $8.76 per share.

On September 30, 2004, the Golds purchased 400 shares of Common Stock of the Company for $8.76 per share.

On September 30, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.63 per share.

On September 30, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.68 per share.

On September 30, 2004, the Golds sold 400 shares of Common Stock of the Company for $8.70 per share.

On September 30, 2004 the Golds purchased 100 shares of Common Stock of the Company for $8.70 per share.

On September 30, 2004 the Golds purchased 100 shares of Common Stock of the Company for $8.71 per share.

On September 30, 2004 the Golds purchased 400 shares of Common Stock of the Company for $8.72 per share.

On September 30, 2004 the Golds purchased 900 shares of Common Stock of the Company for $8.72 per share.

On September 30, 2004 the Golds purchased 200 shares of Common Stock of the Company for $8.72 per share.

On September 30, 2004 the Golds purchased 200 shares of Common Stock of the Company for $8.73 per share.

On September 30, 2004 the Golds purchased 800 shares of Common Stock of the Company for $8.74 per share.

On September 30, 2004 the Golds purchased 100 shares of Common Stock of the Company for $8.74 per share.

On September 30, 2004 the Golds purchased 100 shares of Common Stock of the Company for $8.74 per share.

On September 30, 2004 the Golds purchased 100 shares of Common Stock of the Company for $8.74 per share.

On September 30, 2004 the Golds purchased 100 shares of Common Stock of the Company for $8.74 per share.

On September 30, 2004, the Golds sold 3,584 shares of Common Stock of the Company for $8.75 per share.

On September 30, 2004, the Golds sold 1,000 shares of Common Stock of the Company for $8.75 per share.

On September 30, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $8.75 per share.

On September 30, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.76 per share.

On September 30, 2004, the Golds purchased 1,000 shares of Common Stock of the Company for $8.77 per share.

On September 30, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.77 per share.

On September 30, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.79 per share.

On September 30, 2004, the Golds purchased 100 shares of Common Stock of the Company for $8.82 per share.

On October 1, 2004, the Golds sold 300 shares of Common Stock of the Company for $6.95 per share.

On October 1, 2004, the Golds sold 9,500 shares of Common Stock of the Company for $6.95 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $6.95 per share.

On October 1, 2004, the Golds sold 5,300 shares of Common Stock of the Company for $6.75 per share.

On October 1, 2004, the Golds sold 3,000 shares of Common Stock of the Company for $6.75 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $6.75 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $6.75 per share.

On October 1, 2004, the Golds sold 3,000 shares of Common Stock of the Company for $6.75 per share.

On October 1, 2004, the Golds sold 1,900 shares of Common Stock of the Company for $6.75 per share.

On October 1, 2004, the Golds sold 44,500 shares of Common Stock of the Company for $6.75 per share.

On October 1, 2004, the Golds sold 500 shares of Common Stock of the Company for $6.75 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.03 per share.

On October 1, 2004, the Golds sold 200 shares of Common Stock of the Company for $7.03 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.03 per share.

On October 1, 2004, the Golds sold 300 shares of Common Stock of the Company for $7.03 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.03 per share.

On October 1, 2004, the Golds sold 200 shares of Common Stock of the Company for $7.03 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.03 per share.

On October 1, 2004, the Golds sold 300 shares of Common Stock of the Company for $7.03 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.03 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.03 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.03 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 1,170 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 1,798 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 1,900 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.20 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.20 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.20 per share.

On October 1, 2004, the Golds sold 3,300 shares of Common Stock of the Company for $7.20 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.20 per share.

On October 1, 2004, the Golds sold 14,500 shares of Common Stock of the Company for $7.20 per share.

On October 1, 2004, the Golds sold 4,800 shares of Common Stock of the Company for $7.20 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.20 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 238 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 2,000 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 2,000 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 900 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 1,900 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 400 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 3,000 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 2,400 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 4,900 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 800 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 4,200 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 1,700 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 4,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 4,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 700 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 1,800 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 4,900 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 3,900 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 1,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 5,900 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 3,400 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 3,900 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 6,000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 14,600 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2,400 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2,400 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 49,900 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 6900 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 972 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 4900 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 700 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 700 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 300 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 3200 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 1600 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 1900 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 3900 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 8000 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 7400 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 2400 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 4600 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 4900 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.10 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 3000 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 4800 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 1000 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 1000 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 400 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 200 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 3060 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 6840 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.40 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.52 per share.

On October 1, 2004, the Golds sold 11716 shares of Common Stock of the Company for $7.52 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.52 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.52 per share.

On October 1, 2004, the Golds sold 996 shares of Common Stock of the Company for $7.52 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.61 per share.

On October 1, 2004, the Golds purchased 200 shares of Common Stock of the Company for $7.61 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.61 per share.

On October 1, 2004, the Golds purchased 600 shares of Common Stock of the Company for $7.61 per share.

On October 1, 2004, the Golds sold 39096 shares of Common Stock of the Company for $6.75 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $6.75 per share.

On October 1, 2004, the Golds sold 200 shares of Common Stock of the Company for $6.80 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $6.80 per share.

On October 1, 2004, the Golds sold 1000 shares of Common Stock of the Company for $6.80 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $6.84 per share.

On October 1, 2004, the Golds sold 7000 shares of Common Stock of the Company for $6.86 per share.

On October 1, 2004, the Golds sold 541 shares of Common Stock of the Company for $6.89 per share.

On October 1, 2004, the Golds sold 25699 shares of Common Stock of the Company for $6.95 per share.

On October 1, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $6.99 per share.

On October 1, 2004, the Golds sold 4945 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 1300 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 9700 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 51618 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 19300 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 12800 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $7.00 per share.

On October 1, 2004, the Golds sold 300 shares of Common Stock of the Company for $7.02 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.04 per share.

On October 1, 2004, the Golds sold 103 shares of Common Stock of the Company for $7.04 per share.

On October 1, 2004, the Golds sold 20000 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 1300 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 2600 shares of Common Stock of the Company for $7.05 per share.

On October 1, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.11 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.12 per share.

On October 1, 2004, the Golds purchased 900 shares of Common Stock of the Company for $7.12 per share.

On October 1, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $7.12 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $7.15 per share.

On October 1, 2004, the Golds sold 1000 shares of Common Stock of the Company for $7.15 per share.

On October 1, 2004, the Golds purchased 200 shares of Common Stock of the Company for $7.16 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.20 per share.

On October 1, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $7.34 per share.

On October 1, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $7.35 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $7.38 per share.

On October 1, 2004, the Golds sold 9800 shares of Common Stock of the Company for $7.48 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $7.50 per share.

On October 1, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $7.53 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $7.54 per share.

On October 1, 2004, the Golds sold 1000 shares of Common Stock of the Company for $7.59 per share.

On October 1, 2004, the Golds sold 1000 shares of Common Stock of the Company for $7.60 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.62 per share.

On October 1, 2004, the Golds sold 4600 shares of Common Stock of the Company for $7.63 per share.

On October 1, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $7.63 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $7.65 per share.

On October 1, 2004, the Golds sold 8800 shares of Common Stock of the Company for $7.65 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.65 per share.

On October 1, 2004, the Golds sold 350 shares of Common Stock of the Company for $7.66 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.67 per share.

On October 1, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.70 per share.

On October 1, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $7.70 per share.

On October 1, 2004, the Golds sold 17700 shares of Common Stock of the Company for $7.72 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $7.72 per share.

On October 1, 2004, the Golds purchased 1000 shares of Common Stock of the Company for $7.72 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $7.73 per share.

On October 1, 2004, the Golds sold 10000 shares of Common Stock of the Company for $7.84 per share.

On October 4, 2004, the Golds sold 1000 shares of Common Stock of the Company for $7.80 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 200 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 200 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 1300 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 700 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 4900 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 200 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 400 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds sold 1400 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 200 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 3300 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 900 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 200 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 300 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 1500 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.90 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $8.11 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $8.11 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $8.11 per share.

On October 4, 2004, the Golds sold 1000 shares of Common Stock of the Company for $8.11 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $8.11 per share.

On October 4, 2004, the Golds sold 500 shares of Common Stock of the Company for $8.11 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $8.11 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $8.11 per share.

On October 4, 2004, the Golds sold 1763 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 2000 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 1900 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 3900 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 3900 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 3900 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 3900 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 3900 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 100 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds sold 260 shares of Common Stock of the Company for $7.70 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.45 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.45 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.50 per share.

On October 4, 2004, the Golds sold 10000 shares of Common Stock of the Company for $7.60 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.62 per share.

On October 4, 2004, the Golds purchased 100 shares of Common Stock of the Company for $7.64 per share.

On October 4, 2004, the Golds purchased 4877 shares of Common Stock of the Company for $7.67 per share.

On October 4, 2004, the Golds sold 2700 shares of Common Stock of the Company for $7.69 per share.

On October 4, 2004, the Golds sold 200 shares of Common Stock of the Company for $7.71 per share.

On October 4, 2004, the Golds sold 20000 shares of Common Stock of the Company for $7.80 per share.

On October 4, 2004, the Golds sold 1500 shares of Common Stock of the Company for $7.80 per share.

On October 4, 2004, the Golds sold 800 shares of Common Stock of the Company for $7.91 per share.

On October 4, 2004, the Golds sold 2900 shares of Common Stock of the Company for $8.10 per share.

On October 4, 2004, the Golds sold 8354 shares of Common Stock of the Company for $8.15 per share.

On October 4, 2004, the Golds sold 11646 shares of Common Stock of the Company for $8.17 per share.

On October 21, 2004, the Golds sold 30000 shares of Common Stock of the Company for $7.35 per share.

On October 28, 2004, the Golds sold 1700 shares of Common Stock of the Company for $8.02 per share.

On October 28, 2004, the Golds sold 2000 shares of Common Stock of the Company for $8.00 per share.

On October 29, 2004, the Golds sold 50000 shares of Common Stock of the Company for $7.95 per share.

On November 2, 2004, the Golds sold 191300 shares of Common Stock of the Company for $8.0023 per share.

On November 3, 2004, the Golds sold 30000 shares of Common Stock of the Company for $8.50 per share.

On November 4, 2004, the Golds purchased 30000 shares of Common Stock of the Company for $8.55 per share.

(d) Not applicable.

(e) The Golds ceased to be the beneficial owners of more than five percent of the Common Stock of the Company as of October 1, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Golds and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2004

/s/ Andrew E. Gold
Andrew E. Gold

/s/ Ronit Gold
Ronit Gold